August 20, 2014

VIA EDGAR

United States Securities and Exchange Commission Attn: Ms. Linda Cvrkel Branch Chief, Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Re:	SORL Auto Parts, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 15, 2014

File No. 000-11991

Dear Ms. Cvrkel:

On behalf of SORL Auto Parts, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated July 29, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission letter. We respond to the specific comments of the Staff as follows:

Form 10-K

Financial Statements, page 31

Notes to Consolidated Financial Statements, page 37

Note 5 – Accounts Receivable, page 44

1.	Please tell us, and revise to disclose, the nature of facts and circumstances that resulted in the significant increase to your allowance for doubtful accounts during 2013. Your response and revised disclosure should clearly explain the nature and timing of the events and circumstances that resulted in your allowance increasing from approximately $1 million at December 31, 2012 to $3.8 million at December 31, 2013.

Response:

In response to the Staff’s comment, the Company notes that it accounts for doubtful accounts in accordance with a policy that it believes to be conservative. In general, for account receivables that are outstanding for six to nine months, 25% of the amount would be recorded as allowance for doubtful accounts; for account receivables that are outstanding for nine to twelve months, 50% of the amount would be recorded as allowance for doubtful accounts and for account receivables are outstanding for more than twelve months, 100% of the outstanding amount would be recorded as allowance for doubtful accounts.

United States Securities and Exchange Commission

August 20, 2014

The Company specifically notes that, from 2012 to 2013, certain customers of the Company, such as export companies and domestic automobile manufacturers, experienced temporary difficulties in their cash flow. For example, as of December 31, 2013 and 2012, the account receivables that were outstanding for over twelve months amounted to approximately $2,894,938 (RMB 18,218,714) and $285,458 (RMB 1,798,670), respectively.

Pursuant to the Company’s doubtful accounts policy and based on management’s estimate of the potentially uncollectible accounts receivables through review of customer accounts, historical rates and economic conditions, the corresponding account receivables would be recorded as allowance for doubtful accounts. Therefore, the amount of allowance for doubtful accounts increased significantly.

The Company will provide the explanation for significant increases, if any, to the allowance for doubtful accounts in applicable future filings with the Commission.

Note 9 – Land Use Rights, page 45

2.	We note from our prior review of your December 31, 2010 10-K that you were involved at that time in ongoing negotiations with the Chinese government concerning taxes due related to your land use rights. We also note from the disclosures included in Note 9 that you continue to be involved in these negotiations regarding taxes related to your land use rights. As your disclosures do not appear to provide any updated information with respect to these negotiations, please tell us the current status of your negotiations with the Chinese government and indicate when you expect these negotiations to be resolved or concluded. Also, please revise Note 9 to disclose any potential adverse implications to the company that could occur if you are unable to successfully resolve the tax issues and obtain the land use right certificate and the property ownership certificate for the land and related building.

United States Securities and Exchange Commission

August 20, 2014

Response:

In response to the Staff’s comment, the Company notes that, because of the change in personnel of the local government, there is no new development of negotiations regarding taxes related to the land use rights. Relevant taxes have been reserved at full amount and reflected in the financial statements.

The Company further notes that, although it plans to conclude negotiations with the local government and to obtain the land use right certificate as soon as practicable, the Company is unable to predict when the negotiations will be resolved or concluded. There is no assurance that the Company can obtain the land use right certificate.

The Company further notes that, even if it is unable to resolve the tax issues and obtain the land use right certificate for the land and related building, there will be no potential adverse implication on the Company for the following reasons:

1.	The Company acquired the land use rights in a transaction completed in 2007 between the Company and Ruili Group Co., Ltd. (“Ruili Group”), a related party. Ruili Group, as the original land use rights owner, has granted the land use rights to the Company by contract which is supported by valid consideration.

2.	No third party would oppose the Company’s use of the land, because no third party has any interest in the land use rights or property ownership right, other than the Ruili Group and the government.

a)	The Ruili Group promised that the Company has the right to use the land and related building, even before the land use right certificate is transferred.

b)	According to the law of China, the government owns all the land in China. Once the land use rights are granted to Ruili Group, Ruili Group has the right to assign its land use rights to any third parties, including the Company, without interference from the government. Therefore, it is unlikely for the government to oppose the Company’s right to use the land and related building.

United States Securities and Exchange Commission

August 20, 2014

The Company respectfully advises the Staff that it will provide updated disclosures in Note 9 to its future financial statements once the negotiations are resolved or concluded.

Note 21 – Segment Information, page 51

3.	The business section of your 10-K indicates that you mainly produce brakes for commercial and passenger vehicles. However, we note from your website that you also produce chassis and steering systems as well as electrics. To the extent that your revenues from the sale of other products are material, please revise to disclose the revenue associated with your various products as required by ASC 280-10-50-40.

Response:

In response to the Staff’s comment, the Company notes that the Company operates and manages in two business segments: (1) brakes for commercial vehicles and (2) brakes for passenger vehicles.

On the Company’s website, its products are classified into chassis system, steering system, electrics and hydraulic brake. In the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the commercial vehicles brake products refer to the chassis system products and the passenger vehicles brake products refer to hydraulic braking system products. In addition, the net revenue of the passenger vehicles segment also includes the revenues from steering system products and electrics products.

For the year ended on December 31, 2013, the sales of the chassis system products accounted for 81.2% of the total sales. The sales of the electrics products, hydraulic brake products and steering system products accounted for 8.6%, 5.4% and 4.8% of the Company’s total sales, respectively. As the sales of hydraulic braking system products, steering system products and electrics products were considered immaterial compared to the chassis system products, the Company did not specifically disclose the revenues associated with hydraulic braking system products, steering system products and electrics products separately in accordance with ASC 280-10-50-40.

United States Securities and Exchange Commission

August 20, 2014

Form 10-Q for the quarter ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

Costs of Sales and Gross Profit, page 19

4.	We note from the discussion on page 19 that gross margin increased during the three months ended March 31, 2014 primarily because there have been reclassifications of certain costs associated with post-sales product modifications at OEM sites from cost of sales to selling and distribution expenses. Please tell us and revise to explain the nature and amount of the costs that have been reclassified from cost of sales to selling and distribution expenses. As part of your response, please explain why you believe the reclassification of these costs to selling and distribution expenses from cost of sales is appropriate.

Response:

In response to the Staff’s comment, the Company notes that in its Quarterly Report on form 10-Q for the period ended March 31, 2014, the main reason for the increase in gross margin for the three months ended March 31, 2014 was primarily from improved production efficiency, improved technologies of products and improved product portfolio. The Company further notes that the costs, in the amount of $812,757 (RMB5,054,371) for the three months ended March 31, 2014, were reclassified as selling and distribution expenses.

The Company further notes that the reclassified costs were generated from modification of its products at OEM sites pursuant to the requirements of the automobile manufacturers after its products were produced, packed and sent to automobile manufacturers. These modification expenses were originally included in cost of goods sold in the Quarterly Report on Form 10-Q for the three months ended March 31, 2013. However, as the costs were related to after-sales service, the Company believes that such expenses should be classified as selling and distribution expenses and has therefore appropriately reclassified such expenses into selling and distribution expenses for the three months ended March 31, 2014 and March 31, 2013 in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

United States Securities and Exchange Commission

August 20, 2014

Please do not hesitate to contact the undersigned if you have any additional questions.

Sincerely,

Morris, Manning & Martin, LLP

By:	/s/ Heath D. Linsky
Name:	Heath D. Linsky

cc:	Zong Yun Zhou

Chief Financial Officer

SORL Auto Parts, Inc.